EXHIBIT 4.3.

AGREEMENT

ON

THE COMBINATION

OF

GENERAL ELECTRIC COMPANY

AND

INSTRUMENTARIUM CORPORATION

Dated 18 December 2002

TABLE OF CONTENTS

1.	DEFINITIONS		4
2.	THE TENDER OFFER		10
	2.1	The Tender Offer	10
	2.2	Conditions of the Tender Offer	11
	2.3	Offer Period	14
	2.4	Closing	15
	2.5	Company Board Statement	15
	2.6	Mandatory Tender Offer	15
	2.7	Company Held Shares and Options	16
3.	REPRESENTATIONS AND WARRANTIES		16
4.	COVENANTS		16
	4.1	Reasonable Best Efforts	16
	4.2	Cooperation	17
	4.3	[Intentionally Omitted]	18
	4.4	Conduct of Business Pending the Closing	18
	4.5	Notices of Certain Events; Cure	21
	4.6	Tender Offer Document	22
	4.7	Compliance with Applicable US Regulations	23
	4.8	Access to Information; Confidentiality	23
	4.9	No Solicitation of Transactions; Withdrawal of Company Board Statement	24
	4.10	Public Announcements	25
	4.11	Deio Stock and Options	25
	4.12	Retention and Severance Plan	25
	4.13	[Intentionally Omitted]	26
	4.14	Employee Benefit Matters	26
	4.15	Directors’ and Officers Indemnification and Insurance	26
	4.16	Discharge from Liability	28
	4.17	Business Integration	29
5.	TERMINATION, AMENDMENT AND WAIVER		29
	5.1	Termination	29
	5.2	Effect of Termination	31
	5.3	Amendment	33
6.	GENERAL PROVISIONS		33
	6.1	Survival of Representations and Warranties	33
	6.2	Notices	33
	6.3	Assignment; Binding Effect; Benefit	35
	6.4	Expenses	35
	6.5	No Waiver	35
	6.6	Provisions Severable	36
	6.7	Headings	36
	6.8	Governing Law and Arbitration	36
	6.9	Entire Agreement	36
	6.10	Payments	37
	6.11	Counterparts of the Agreement	37

COMBINATION AGREEMENT

THIS COMBINATION AGREEMENT (this “Agreement”) is entered into on 18 December 2002 between

General Electric Company, a corporation organized and existing under the laws of New York, headquartered in the state of Connecticut (the “Offeror”);

and

Instrumentarium Corporation, a corporation organized and existing under the laws of Finland, having its registered office in Helsinki, Finland (the “Company”).

The Offeror and the Company are hereinafter jointly referred to as “Parties” and each of them as a “Party”.

RECITALS:

A.	The Offeror is a global diversified industrial corporation with common stock listed on the New York Stock Exchange and the Boston Stock Exchange;

B.	The Company is a company specializing in the development of medical equipment and technology related to the areas of anesthesia and critical care with stock listed on the Helsinki Exchanges (“HEX”) and American Depositary Shares (“ADSs”) listed on the Nasdaq SmallCap Market;

C.	The Boards of Directors of each of the Offeror and the Company have determined that it is in the best interests of their respective companies and shareholders to effect the combination as set forth in this Agreement;

D.	The Parties intend, upon the terms and subject to the conditions of this Agreement, that in order to effect the combination, the Offeror will acquire, pursuant to a voluntary public tender offer made through a newly formed Finnish entity that is a wholly owned subsidiary of Offeror (the “Tender Offer”) and, if required, pursuant to a mandatory tender offer and compulsory acquisition proceedings (including any such proceedings that may be required under the Articles of Association of the Company), all of the issued and outstanding shares of the Company, including those represented by ADSs (the “Company Shares”), and the option rights approved for issuance at the General Meeting of Shareholders of the Company on 17 June 1998 that have been granted to holders (the “Company 1998 Options”) and the option rights approved for issuance at the General Meeting of Shareholders of the Company on 26 March 2001 that have been granted to holders (the “Company 2001 Options” and, together with the Company 1998 Options, the “Company Options”) entitling holders to subscribe for shares of the Company, as more fully described below, in accordance with the Finnish Securities Market Act (495/1989, as amended) and the rules and regulations thereunder (the “SMA”), the Finnish Companies Act (734/1978, as amended), the US Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “US Exchange Act”), and the rules of all applicable stock exchanges;

E.	As a result of the transactions described in Recital D., the Company will become a wholly owned subsidiary of the Offeror;

F.	Having evaluated the Share Offer Price and the Option Offer Price (each as defined below) to be offered by the Offeror in the Tender Offer, the Terms and Conditions (as defined below) and the terms and conditions of this Agreement, and having regard to all other relevant considerations, the Board of Directors of the Company has concluded that the entering into of this Agreement and the completion of the transactions contemplated hereby are in the best interest of the holders of the Company Shares and the Company Options and has therefore approved this Agreement and determined to recommend that such holders tender their Company Shares and Company Options in accordance with the Terms and Conditions.

NOW THEREFORE, the Parties hereby agree as follows:

1.	DEFINITIONS

As used in this Agreement, unless otherwise expressly stated, the following terms shall have the following meanings, the singular (where appropriate) shall include the plural and vice versa and references to Exhibits, Schedules and Sections shall mean Exhibits and Schedules to and Sections of this Agreement:

1.1	“Acquisition Proposal”	shall mean (i) a proposal or offer from any Person relating to the direct or indirect acquisition, for consideration consisting of cash and/or securities, of (A) all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, or (B) more than two-thirds of the capital stock of the Company; (ii) any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning more than two-thirds of the capital stock of the Company; or (iii) any proposal to effect an acquisition of the Company or all or substantially all of the assets of the Company and its Subsidiaries by means of a merger, consolidation, business combination, recapitalization or similar transaction involving the Company, other than the Tender Offer and the other transactions contemplated hereby.

1.2	“Affiliate”	of a specified Person shall mean a Person that, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with, such specified Person.

1.3	“Business Day”	shall mean any day that is not a Saturday, a Sunday or any other day on which banks are required or authorized by Law to be closed in the City of New York, New York, United States of America or the City of Helsinki, Finland.

1.4	“Closing”	shall mean the consummation of the sale and purchase of the Company Shares and the Company Options as contemplated in Section 2.4.

1.5	“Closing Date”	shall mean the date of the Closing.

1.6	“Company Board Statement”	shall mean the statement of support for the Tender Offer by the Board of Directors of the Company substantially in the form set forth in Schedule 2.5

1.7	“Control”	(including the terms “Controlled by” and “under common Control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

1.8	“Disclosure Letter”	shall mean the letter of disclosure dated the date hereof with respect to this Agreement.

1.9	“EC Merger Regulation”	shall mean Council Regulation (EEC) 4064/89, as amended.

1.10	“Expenses”	shall mean documented and reasonable actual out-of-pocket fees and expenses paid or payable by a Party in connection with the transactions contemplated by this Agreement, including but not limited to, all filing fees, printing fees and reasonable fees and expenses of law firms, investment banks, accountants, experts, consultants and other agents.

1.11	“Governmental Authorities”	shall mean any supranational, national, federal, state, provincial, county or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission, or any court, tribunal, or judicial or arbitral body, including, without limitation, the Finnish Financial Supervision Authority, the SEC and the Merger Control Authorities.

1.12	“Joint Defense Agreement”	shall mean the Joint Defense and Confidentiality Agreement, dated 12 July 2002, between the Offeror and the Company.

1.13	“Knowledge of the Company”	shall mean the actual knowledge of Olli Riikkala, Ritva Sotamaa, Richard Atkin, Arto Kontturi, Andrew Krakauer, Folke Lindberg, Antti Ritvos, Matti Salmivuori, Karita Salokangas, Lori Cross, Hannu Ahjopalo, Eero Hautaniemi, Juhani Lassila, Timo Koskinen, Aarne Reponen, Brian Mitchard and Bill Exner.

1.14	“Material Adverse Change”	shall mean any event, change, effect or occurrence since the date of this Agreement that, individually or together with any other event, change, effect or occurrence since the date of this Agreement, is or would likely be materially adverse to the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, if and to the extent that such event, change, effect or occurrence, individually or together with any other event, change, effect or occurrence results in a diminution of enterprise value of the Company and its Subsidiaries, taken as a whole, in an amount in excess of EUR 300,000,000 in the aggregate.

1.15	“Material Adverse Effect”	shall mean any event, change, effect or occurrence that, individually or together with any other event, change, effect or occurrence, is or would likely be materially adverse to the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, if and to the extent that such event, change, effect or occurrence, individually or together with any other event, change, effect or occurrence, results in a diminution of enterprise value of the Company and its Subsidiaries taken as a whole in an amount in excess of EUR 300,000,000 in the aggregate.

1.16	“Merger Control Authorities”	shall mean the European Commission, the United States Department of Justice, the United States Federal Trade Commission and the other antitrust and merger control authorities in jurisdictions in which the approval of such authorities is required by Law to be obtained prior to the consummation of the Tender Offer.

1.17	“Person”	shall mean an individual, corporation, partnership, limited partnership, limited liability company, syndicate, group (including, without limitation, a “group” as defined in Section 13(d)(5) of the US Exchange Act or Article 1, Section 3 of the Finnish Companies Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

1.18	“SEC”	shall mean the US Securities and Exchange Commission.

1.19	“Subsidiary”	shall mean, with respect to a specified Person, a Person that, directly or indirectly through one or more intermediaries, is Controlled by such specified Person.

1.20	“Superior Proposal”	shall mean a bona fide written Acquisition Proposal made by a third party, not obtained in breach of this Agreement, on terms and conditions that the Board of Directors of the Company determines in good faith, (a) after having obtained independent written advice that has not been withdrawn from an internationally recognized investment banking firm (a copy of which shall be provided to the Offeror, not as an addressee and not for the purpose of Offeror’s reliance on the evaluation and other matters contained therein), to be more favorable from a financial point of view to the Company or the holders of Company Shares and Company Options, as the case may be, than the Tender Offer, taking into account at the time of determination any changes to the Share Offer Price and Option Offer Price that as of that time have been proposed by the Offeror and (b) is reasonably capable of being financed.

1.21	“Tender Offer Document”	shall mean the documentation prepared for the Tender Offer in accordance with the SMA, which shall include the Terms and Conditions.

1.22	“Tender Offer Period”	shall mean the period between the commencement of the Tender Offer and the Expiration Date.

1.23	“US”	shall mean the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia.

1.24	“US Holder”	shall mean a holder of Company Shares or Company Options resident in the US.

The terms set forth below shall have the meanings ascribed thereto in the following Sections:

Term	Section

Action	4.15(b)
ADS	Recitals
Agreement	Preamble
Annual Dividend	2.1
Company	Preamble
Company 1998 Options	Recitals
Company 2001 Options	Recitals

Company Options	Recitals
Company Shares	Recitals
Competition Clearances	2.2(iii)(D)
Confidentiality Agreement	4.8
Deio	4.11
End Date	5.1(b)(i)
Environmental Laws	Schedule 3.1I
Expiration Date	2.3
Financial Statements	Schedule 3.1B(b)
GAAP	Schedule 3.1B(b)
General Meeting	4.16(a)
Hazardous Substances	Schedule 3.1I
HEX	Recitals
HSR Act	2.2(iii)(A)
Indemnified Parties	4.15(b)
Law	Schedule 3.1F
Minimum Condition	2.2(ii)
Offeror	Preamble
Option Offer Price	2.1
Party	Preamble
Permits	Schedule 3.1J
Public Filings	Schedule 3.1B
SMA	Recitals
Share Offer Price	2.1
Tender Offer	Recitals
Terms and Conditions	2.1
Transaction Conditions	2.2
US Exchange Act	Recitals

2.	THE TENDER OFFER

2.1	The Tender Offer

Subject to the terms and conditions hereof, the Offeror shall commence the Tender Offer as promptly as practicable. Subject to the terms and conditions of this Agreement, including the Terms and Conditions, the Offeror shall offer to pay and shall pay consideration of EUR 40 in cash, subject to adjustment as set forth in this Section 2.1, for each Company Share validly tendered and not withdrawn (the “Share Offer Price”) and the following consideration for each Company Option validly tendered and not withdrawn (the “Option Offer Price”):

(a)	for the Company 1998 Options:

EUR 52.29 in cash for each A option;

EUR 56.65 in cash for each B option;

EUR 60.36 in cash for each C option; and

(b)	for the Company 2001 Options:

EUR 45.46 in cash for each A warrant; and

EUR 36.92 in cash for each B warrant.

The Share Offer Price shall be adjusted as follows: (i) if the aggregate amount of dividends approved by Meetings of Shareholders of the Company between the date hereof and the Closing exceeds EUR 0.70 (such amount up to EUR 0.70, the “Annual Dividend”) per share (adjusted for any stock split or reclassification after the date hereof as permitted under this Agreement), the Share Offer Price shall be reduced by the amount of such excess; and (ii) if the Closing shall have occurred prior to the approval or record date of the Annual Dividend by a Meeting of Shareholders of the Company, the Share Offer Price shall be increased by EUR 0.70.

The terms and conditions of the Tender Offer (the “Terms and Conditions”) are set forth in Schedule 2.1.

2.2	Conditions of the Tender Offer

The obligation of the Offeror to accept for payment the Company Shares and the Company Options tendered pursuant to the Tender Offer shall be subject to the satisfaction or waiver by the Offeror on or prior to the Closing Date in accordance with this Section 2.2 of the following conditions (the “Transaction Conditions”):

(i)	This Agreement shall not have been terminated in accordance with Section 5.1;

(ii)	(A) Company Shares and Company Options having a value (as defined below) representing more than 80% of the aggregate value (as defined below) and (B) more than 80% of the Company Shares outstanding as of the Closing Date (representing more than 80% of the voting power) shall have been validly tendered and not withdrawn in accordance with the Terms and Conditions (the “Minimum Condition”). For purposes of determining whether the Minimum Condition has been satisfied, options and Company Shares held by the Company shall not be taken into consideration, assuming the Company shall have complied with its obligations set forth in Section 2.7. For purposes of this clause, “value” for each Company Share shall mean the Share Offer Price and “value” for each Company Option shall mean the Option Offer Price set forth in Sections 2.1(a) or 2.1(b) and “aggregate value” shall mean the sum of (x) the number of Company Shares outstanding as of the Closing Date multiplied by the Share Offer Price and (y) the number of Company Options outstanding as of the Closing Date in each category multiplied by the relevant Option Offer Price;

(iii)	(A) The applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), shall have expired or been earlier terminated (and no action to enjoin or restrain the consummation of the Tender Offer, based on US competition law by the US Department of Justice or Federal Trade Commission shall be pending and there shall not be in effect an agreement or commitment not to close the Tender Offer), (B) the European Commission shall have issued a decision pursuant to the EC Merger Regulation declaring the transactions contemplated hereby compatible with the common market

(or compatibility being deemed under Article 10(6) of the EC Merger Regulation), (C) the applicable waiting period shall have expired or been waived and the Commissioner of the Canadian Competition Bureau shall have advised the Offeror that he does not intend to oppose the consummation of the transactions contemplated by the Agreement or shall have issued an advance ruling certificate in respect of such transactions pursuant to Section 102 of the Competition Act (Canada), (D) the approvals of the other Merger Control Authorities shall have been received and any applicable waiting periods shall have expired or have been terminated or waived (the expiration, termination or waiver of such waiting periods (and the absence of such action, agreement or commitment), the issuance of such decision, if applicable, the receipt of such advice or issuance of such certificate and the receipt of such approvals being collectively referred to as the “Competition Clearances”);

(iv)	The approvals of Governmental Authorities other than the Merger Control Authorities or any other third party necessary for the consummation of the Tender Offer or the other transactions contemplated by this Agreement shall have been received, except where the failure to obtain such approvals would not have a Material Adverse Effect or, in the case of approvals of Governmental Authorities, would not expose either Party, or any of their respective officers or directors, to criminal liability or other sanctions by such Governmental Authorities;

(v)	No order shall have been issued by a court of competent jurisdiction or other Governmental Authority preventing the consummation of the Tender Offer or the other transactions contemplated by this Agreement that remains in effect;

(vi)	Since the date of this Agreement, there shall not have occurred and be continuing as of the Closing Date any (A) Material Adverse Change, (B) material breach or failure by the Company to perform or comply in any material respect with any material agreement or covenant required by this Agreement to be performed or complied with by it prior to the Closing Date, or (C) force majeure event that prevents or suspends payment of the Share Offer Price and the Option Offer Price; provided that the End Date shall be extended for such period of time that payment is so prevented or suspended; and,

(vii)	The representations and warranties of the Company contained in Schedule 3.1 to this Agreement shall be true and correct as though made on or as of the date of this Agreement and on or as of the Closing Date (except that representations and warranties that address matters only as of a specified date shall have been true and correct as of such date) except where failure to be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth in individual representations and warranties) would not have a Material Adverse Effect.

The Offeror may reduce the Minimum Condition to, but not less than, two-thirds of the total number of Company Shares outstanding as of the Closing Date plus one Company Share. Subject to the immediately preceding sentence, the Offeror shall not otherwise have the right to waive the Minimum Condition. The Offeror shall be obligated to comply in all respects with Article 11 of the articles of association of the Company.

2.3	Offer Period

The initial expiration date of the Tender Offer shall be the 90th day after the date on which the Tender Offer commences (such date, as it may be extended from time to time as hereinafter provided, being referred to herein as the “Expiration Date”). The Expiration Date shall be extended by the Offeror if and to the extent permitted by the Finnish Financial Supervision Authority in accordance with its statement K/44/2002/PMO from time to time until such time as all of the Transaction Conditions shall have been satisfied or waived in accordance with Section 2.2. If all the Transaction Conditions have been satisfied or, if permitted by the terms of this Agreement, waived prior to the

Expiration Date, the Offeror shall consummate the Tender Offer prior to such Expiration Date in accordance with the Terms and Conditions.

2.4	Closing

The Offeror shall accept for payment all Company Shares and Company Options validly tendered and not withdrawn as soon as the Transaction Conditions have been satisfied or waived in accordance with Section 2.2, whether during the initial Tender Offer Period or any extension thereof.

The Offeror shall pay for all Company Shares and Company Options accepted for payment as soon as practicable after the Closing Date but in any event no later than seven Business Days after the Closing Date. To the extent legally possible, the consummation of the sale and purchase of the Company Shares and the Company Options at Closing shall take place over the HEX. The transfer tax, if any, levied on the sale and purchase of the Company Shares and the Company Options shall be borne by the Offeror.

2.5	Company Board Statement

The Board of Directors of the Company has determined (i) to recommend to the holders of the Company Shares and the Company Options that they accept the Tender Offer and tender their Company Shares or Company Options pursuant to the Terms and Conditions and (ii) to issue the Company Board Statement.

2.6	Mandatory Tender Offer

As soon as practicable after the Closing Date, the Offeror shall, subject to the applicable rules, regulations and procedures, make a mandatory tender offer if required by the SMA and take other necessary action under Finnish Law and any US securities laws or regulations to acquire all the remaining issued and outstanding Company Shares and Company Options.

2.7	Company Held Shares and Options

The Company hereby undertakes to procure that neither the Company nor its Subsidiaries holding Company Shares or options approved for issuance at the General Meeting of Shareholders of the Company on 17 June 1998 and at the General Meeting of Shareholders of the Company on 26 March 2001 shall tender any such Company Shares or such options in the Tender Offer or any subsequent offer.

3.	REPRESENTATIONS AND WARRANTIES

The Company makes the representations and warranties to the Offeror set forth in Schedule 3.1 hereto and the Offeror makes the representations and warranties to the Company set forth in Schedule 3.2 hereto. Except for the representations and warranties contained in Schedule 3.1 and Schedule 3.2, neither the Company nor the Offeror makes any other express or implied representation or warranty to each other.

4.	COVENANTS

4.1	Reasonable Best Efforts Each Party agrees in relation to any matter for which it is responsible expeditiously to make all filings with Governmental Authorities that such Party is required to make and to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done the things necessary or advisable to complete and make effective, in an expeditious manner, the Tender Offer and the other transactions contemplated by this Agreement, including:

(i)	the obtaining of all necessary actions or non-actions, waivers, consents and approvals from all Governmental Authorities or stock exchanges and the making of all necessary registrations and filings and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an Action or proceeding by, any such Governmental Authority or stock exchange;

(ii)	the obtaining of all consents, approvals or waivers from third parties that are material to the Company and the Company’s Subsidiaries, taken as a whole; and

(iii)	the execution and delivery of such additional instruments and the taking of such additional actions necessary or advisable to consummate the transactions contemplated by, and to carry out the purposes of, this Agreement.

4.2	Cooperation

The Parties shall cooperate and assist one another in connection with all actions to be taken pursuant to Section 4.1, including the preparation and making of the filings referred to therein and, if requested, amending or furnishing additional information thereunder, including, subject to applicable Law, the Confidentiality Agreement and the Joint Defense Agreement, providing copies of all related documents to the non-filing Party and their advisors prior to filing, and to the extent practicable neither of the Parties will file any such document or have any communication with any Governmental Authority without prior consultation with the other Party. Each Party shall keep the other apprised of the content and status of any communications with, and communications from, any Governmental Authority with respect to the Tender Offer and the other transactions contemplated under this Agreement. To the extent practicable and permitted by a Merger Control Authority, each Party shall permit representatives of the other Party to participate in meetings and calls with such Merger Control Authority.

4.3	[Intentionally Omitted]

4.4	Conduct of Business Pending the Closing

The Company hereby agrees that, between the date of this Agreement and the Closing Date, except as (i) set out in Schedule 4.4, (ii) expressly required by any other provision of this Agreement, (iii) required by applicable Law, or (iv) the Offeror may agree in writing, the Company and its Subsidiaries shall conduct its businesses only in the ordinary course of business consistent with past practice, and shall use reasonable best efforts to preserve their current businesses and relationships with customers, suppliers and other similar Persons and retain the services of their current officers and key employees. Without limiting the generality of the foregoing, except as set out in Schedule 4.4, between the date hereof and the Closing Date the Company shall not, and shall not permit any if its Subsidiaries to, without the consent of the Offeror (it being understood and agreed by the Offeror that it shall respond to any request by the Company for such consent promptly):

(i)	(A) declare or pay any dividends on, or make any other distribution in respect of, any of its capital stock; provided, however, that (x) subject to adjustment to the Share Offer Price as set forth in Section 2.1, the Company may declare or pay the Annual Dividend and dividends in respect of the Company Shares in excess of the Annual Dividend if approved by Meetings of the Shareholders of the Company between the date hereof and the Closing Date, but in no event shall such excess be greater than EUR 200 million in the aggregate and (y) any Subsidiary of which the Company directly holds at least 95% of the voting power of such Subsidiary may declare or pay dividends to the Company; provided that the declaration or payment of any such dividends in the aggregate shall not exceed EUR 60 million, and in the aggregate will not result in any incremental tax liability (such as income, withholding or capital tax) to the Company in excess of EUR 1 million; (B) split or reclassify any of its capital stock or issue any other securities in respect of or in substitution for shares of its capital stock or (C) purchase, redeem or otherwise acquire any shares of capital stock of the Company (including, for the avoidance of doubt, subscription of shares by virtue of the stock options issued to or held by the Company or any of its Subsidiaries) or any rights, warrants or options to acquire any such shares or other securities;

(ii)	(A) issue, sell, pledge, dispose of or otherwise encumber any shares of its capital stock or any rights, warrants, options or convertible securities to acquire any such shares (except for the issuance of the shares of the Company in an amount not to exceed the aggregate amounts set forth in Schedule 3.1C(iii) and Schedule 3.1C(iv), respectively, pursuant to the exercise of the Company Options); provided that, the Company may grant and deliver to any employee Company Options previously granted and delivered to another employee that have been forfeited by such employee, or (B) distribute or grant to any Person any of the stock options issued to or held by any of the Company’s Subsidiaries;

(iii)	amend its Articles of Association;

(iv)	fail to submit any report required to be submitted by the HEX or the SEC, in accordance with the requirements of the SMA and the US Exchange Act, respectively;

(v)	acquire any business or any company or other business entity or otherwise acquire any material amount of assets other than operating assets used in the ordinary course of business consistent with past practice;

(vi)	sell, lease or otherwise dispose of any business or assets in excess of EUR 10 million in the aggregate other than (x) sales of inventory in the ordinary course of business consistent with past practice, (y) the non-operating real estate assets set forth in Schedule 4.4 and (z) operating assets in the ordinary course of business consistent with past practice;

(vii)	except for (A) borrowings under, and refinancings of, existing credit facilities or outstanding commercial paper or (B) borrowings made to fund the aggregate dividends approved by Meetings of the Shareholders of the Company between the date hereof and the Closing Date in excess of the Annual Dividend as described in clause (i)(A) above, incur any indebtedness for borrowed money, or guarantee any indebtedness, or make any loans or advances or capital contributions to, or other investments in, any other entity other than an Affiliate, in excess of EUR 5 million in the aggregate, unless such guarantees, loans or similar capital commitments are made to facilitate the Company’s sales through export financings or similar devices;

(viii)	alter (through merger, liquidation, reorganization or restructuring) the corporate structure or ownership of the Company or any of its Subsidiaries;

(ix)	except as required by employment contracts entered into in the ordinary course of business consistent with past practice, embodied in any collective bargaining agreements or as provided in the Retention and Severance Plan or other than in accordance with existing policies or in the ordinary course of business consistent with past practice, increase in any material respect the compensation or benefits of any of its directors, officers or employees or grant any severance or termination pay to, or enter into, adopt or amend in any material respect any other arrangement for the benefit of any director, officer or employee;

(x)	change in any material respect accounting policies or procedures other than as required by GAAP or applicable Law;

(xi)	make any material tax election or settle or compromise any material tax liability;

(xii)	enter into, renew or terminate or amend in any material respect any material agreement other than in the ordinary course of business consistent with past practice;

(xiii)	except as permitted by clause (vii) of this Section 4.4, create any material lien or other encumbrance upon any material asset of the Company;

(xiv)	commence any litigation seeking material recourse, or settle, compromise or enter into any consent decree or order with respect to any material claim or litigation for an amount in excess of EUR 10 million in the aggregate; or

(xv)	agree or make a legally binding commitment to do any of the foregoing.

4.5	Notices of Certain Events; Cure

(a)	Each Party shall give prompt notice to the other Party of any change, event or circumstance, of which such Party has knowledge (it being understood that for purposes of this Section 4.5(a) as it applies to the Company, the term “knowledge” shall mean the Knowledge of the Company), that is reasonably likely (i) to result in (A) any of such Party’s representations or warranties being untrue or inaccurate in any material respect or (B) a breach of any such Party’s material covenants or agreements or (ii) to delay or impede materially its ability to perform its obligations set forth herein.

(b)	Both Parties, being committed to facilitating a successful Tender Offer and consummation of the transactions contemplated by this Agreement, agree and covenant to cooperate in good faith to cure any event or condition that, if uncured, would result in the failure of any Transaction Condition or give a Party the right to terminate this Agreement pursuant to Section 5.1 hereof.

4.6	Tender Offer Document

(a)	Promptly following execution of this Agreement, the Offeror shall prepare and submit for approval to the Finnish Financial Supervision Authority the Tender Offer Document and, subject to Section 4.6(c), shall take such actions as may be necessary to obtain such approval; provided that such actions do not require any change in the substance of the Terms and Conditions. The Offeror shall file with or furnish to the SEC on the appropriate form the statements or other documents required by the US Exchange Act. The Offeror shall mail or otherwise make available the appropriate Tender Offer Document to the holders of the Company Shares and Company Options. An English translation of the Tender Offer Document, or such other Tender Offer documents as may be required by the US Exchange Act, including any amendments thereto and any other Tender Offer material, shall be disseminated by the Offeror to US Holders on a comparable basis as to the Company’s shareholders and optionholders in Finland and in accordance with applicable US Law. To the extent that the Company furnishes information concerning the Company for inclusion in the Tender Offer Document, such information shall be accurate and complete in all material respects.

(b)	The Tender Offer Document shall include the Company Board Statement. If required under applicable SEC rules and regulations, the Company Board Statement will be filed by the Company separately with the SEC and disseminated to US Holders by the Company on such form as is appropriate.

(c)	The Offeror shall not modify the Terms and Conditions (other than reduction of the Minimum Condition as permitted under Section 2.2) and shall not make any substantive amendment or supplement to the Tender Offer Document without the consent of the Company, such consent not to be unreasonably withheld or delayed. Each of the Offeror and the Company will advise the other promptly after it receives notice of any request by any relevant authorities for amendment of the Tender Offer Document or comments thereon and responses thereto or requests by any relevant authorities for additional information.

4.7	Compliance with Applicable US Regulations

The Offeror shall take all action necessary to comply with the rules and regulations of the SEC, the National Association of Securities Dealers, the Nasdaq National Market, or any other US Governmental Authority, including, without limitation: (A) communicating with banks, brokers and other shareholder nominees to determine the aggregate number of Company Shares and Company Options held by US Holders as of a date that is 30 days before the commencement of the Tender Offer and (B) preparing, and furnishing to the SEC under cover of Form CB, or filing with the SEC on such other form as is appropriate, an English translation of the Tender Offer Document and any other Tender Offer material provided to shareholders of the Company or required under US securities laws. The Company will cooperate and assist the Offeror in connection with the foregoing.

4.8	Access to Information; Confidentiality

Except as required pursuant to any confidentiality agreement to which the Company or any of its Subsidiaries is a party or pursuant to applicable Law, including, without limitation, competition Law, from the date of this Agreement to the Closing Date, the Company shall (and shall cause its Subsidiaries to) provide to the Offeror and its officers, employees and authorized representatives reasonable and customary access, during normal business hours, upon reasonable prior notice and in a manner not disruptive to any of the businesses or operations of the Company or its Subsidiaries, to such information concerning the business, properties, contracts, assets, liabilities and personnel, and to such officers, employees, accountants and other representatives, of the Company and its Subsidiaries as the Offeror may reasonably request. In making such requests under this provision the Offeror shall act proportionally, taking into account the need for the Company to maintain its independence, to maintain business confidentiality and to maintain efficient operations pending the Closing, and taking into account the Company’s need to conduct its business if the Closing does not occur. All requests by the Offeror under this Section 4.8 shall be co-ordinated by a committee comprising three representatives of each of the Parties. The Parties shall each comply with all of their respective obligations in the Confidentiality Agreement, dated as of 6 August 2002 (the “Confidentiality Agreement”), and the Joint Defense Agreement with respect to the information disclosed. All information provided hereunder to the other Party shall be covered by the Confidentiality Agreement and the Joint Defense Agreement, which shall survive the termination or expiration of this Agreement.

No investigation pursuant to this Section 4.8 shall affect any representation or warranty in this Agreement of either Party or any condition to the obligations of the Parties under this Agreement.

4.9	No Solicitation of Transactions; Withdrawal of Company Board Statement

The Company will immediately terminate any discussions relating to any Acquisition Proposal and thereafter will not, (i) directly or indirectly (through advisors or representatives or otherwise), solicit any Acquisition Proposal (including, without limitation, any proposal or offer to its shareholders), (ii) except as required by the fiduciary duties of the Board of Directors of the Company under applicable Law, participate in any negotiations regarding, or furnish to any Person any information with respect to, or otherwise cooperate with respect to any Acquisition Proposal, or (iii) withdraw or modify the Company Board Statement; provided that the Board of Directors may so withdraw or modify the Company Board Statement if it determines in good faith, consistent with written advice from a reputable Finnish counsel (a copy of which advice shall be given to Offeror) with respect to the Board of Directors’ fiduciary duties under applicable Law, that it has an obligation to withdraw or modify the Company Board Statement. Each Party will notify the other promptly of the receipt by it of any Acquisition Proposal and material terms thereof.

4.10	Public Announcements

The initial press release concerning the transactions contemplated under this Agreement shall be a joint press release in the form set out in Schedule 4.10 and, thereafter, except as required by Law or any applicable securities exchange regulations, the Parties shall, to the extent practicable, consult with one another before issuing any press release or otherwise making any public statements with respect to this Agreement or any transactions contemplated hereunder and shall otherwise not issue any such press release or make any such public statement that is inconsistent with this Agreement or the Tender Offer Document. Any press release or public statement shall be released or made public in the US concurrently with its release or other dissemination in Finland.

4.11	Deio Stock and Options

The Company shall use its commercially reasonable best efforts to purchase all of the outstanding stock of Deio Corporation, a subsidiary of the Company organized under the laws of Finland (“Deio”), and all of the outstanding options to acquire stock of Deio at fair value on or prior to the Closing Date.

4.12	Retention and Severance Plan

Prior to the Closing Date, the Company will adopt the Retention and Severance Plan substantially in the form set forth in Schedule 4.12. After the Closing Date, the Offeror shall cause the Company to comply with the terms and conditions of the Retention and Severance Plan.

4.13	[Intentionally Omitted]

4.14	Employee Benefit Matters

The Offeror agrees that, for a period of twenty-four (24) months following the Closing Date, it shall, or shall cause the Company and each of its Subsidiaries to, maintain employee benefit and compensation plans, programs, and arrangements for the benefit of their respective employees that, when taken as a whole, are at least as favourable as those received by such employees as of 1 November 2002 and that have been disclosed to the Offeror prior to the date hereof (except to the extent that such employee benefits are provided in the ordinary course of business consistent with past practice, are applicable to each relevant employee population and are not financially material to the Company and its Subsidiaries). On and after the Closing Date, the Offeror shall, or shall cause the Company and each of its Subsidiaries to, with respect to each of their respective employees, (i) honor all employment, change in control and severance and retention agreements (except, in the case of such agreements that are replaced by the Retention and Severance Plan described in Schedule 4.12, only to the extent set forth in such Schedule 4.12), arrangements, plans, programs or policies as they existed on 1 November 2002 and that have been disclosed to the Offeror prior to the date hereof (except to the extent that such employee benefits are provided in the ordinary course of business consistent with past practice, are applicable to each relevant employee population and are not financially material to the Company and its Subsidiaries) and (ii) assume or retain, as the case may be, any and all liabilities under such agreements, arrangements, plans, programs and policies.

4.15	Directors’ and Officers Indemnification and Insurance

(a)	For a period of four years from the Closing Date, the Offeror shall cause the Company and each of its Subsidiaries to maintain and honor the provisions and practices with respect to indemnification or the liability of directors consistent with the provisions and practices in effect on 1 November 2002, and such provisions and practices shall not be amended, repealed or otherwise modified in any manner that would affect adversely the rights thereunder of individuals who at the Closing Date were directors, officers, employees, fiduciaries or agents of the Company and such Subsidiaries, unless such modification shall be required by applicable Law.

(b)	After the Closing Date, the Offeror shall, or shall cause the Company and each of its Subsidiaries to, continue to indemnify and hold harmless, consistent with the provisions and practices in effect on 1 November 2002, each present and former member of the board of directors, managing director or employee of the Company and such Subsidiary (collectively, the “Indemnified Parties”) against all costs and expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any litigation, suit, claim or proceeding (“Action”) (whether arising before or after the Closing Date), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as a member of the board of directors, a managing director or an employee (except for actions or omissions arising out of such director’s or employee’s gross negligence or willful misconduct), whether occurring before or after the Closing Date, for a period of four years after the Closing Date. In the event of any Action, (i) the Offeror shall, or shall cause the Company or the relevant Subsidiary to, pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Offeror, promptly after statements therefor are received and (ii) the Offeror shall, or shall cause the Company or the relevant Subsidiary to cooperate in the defence of any such matter; provided, however, that neither the Company nor such Subsidiary shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld); and provided, further, that neither the Company nor any of its Subsidiaries shall be obligated pursuant to this Section 4.15(b) to pay the fees and expenses of more than one counsel for all

Indemnified Parties in any single Action except to the extent that two or more of such Indemnified Parties shall have conflicting interests in the outcome of such Action; and provided, further, that, in the event that any claim for indemnification is asserted or made within such four year period, all rights to indemnification in respect of such claim shall continue until the disposition of such claim.

(c)	The Offeror shall or shall cause the Company and each of its Subsidiaries to maintain in effect for four years from the Closing Date the members’ of the board of directors and managing director’s current liability insurance policies maintained by the Company and such Subsidiary (provided that the Offeror may substitute therefor policies of at least the same coverage containing terms and conditions that are not less favorable) with respect to matters occurring prior to the Closing Date; provided, however, that in no event shall the Company or any Subsidiary be required to expend pursuant to this Section 4.15(c) more than an amount per year equal to 200% of current annual premiums paid by the Company or such Subsidiary for such insurance (which premiums the Company estimates to be US $180,000 in the aggregate).

(d)	In the event that the Offeror or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the surviving corporation shall assume the obligations set forth in this Section 4.15.

4.16	Discharge from Liability

(a)	As soon as practicable after the Closing Date the Company shall convene an Extraordinary General Meeting of the Shareholders of the Company (the “General Meeting”) to be held within 20 days after the convocation for the purpose of confirming the continued term of office for the members of the Board of Directors or electing new members to the Board of Directors.

(b)	The Offeror shall at the next Annual General Meeting of the Shareholders of the Company following the Closing Date, subject to the recommendation by the auditors of the Company in their report, vote in favor of discharge of liability for the members of the Board of Directors and Managing Director of the Company as constituted prior to the Closing Date (Finnish: myöntää vastuuvapaus) with respect to their activities conducted during the relevant period prior to such General Meeting in accordance with the Articles of Association of the Company and the Finnish Companies Act.

4.17	Business Integration

Upon Closing, the Offeror shall implement the business integration plan set forth in Schedule 4.17.

5.	TERMINATION, AMENDMENT AND WAIVER

5.1	Termination

This Agreement may be terminated with immediate effect at any time prior to the Closing Date as follows; provided, however, that the right to terminate under a specific subsection of this Section 5.1 shall not be available to any Party whose failure to fulfill any obligation under this Agreement has given rise to such termination right:

(a)	by mutual written consent duly authorized by the Board of Directors of each of the Offeror and the Company;

(b)	by either Party,

(i)	if the Closing Date shall not have occurred within twelve (12) months from the date of this Agreement (the “End Date”), subject to extension in accordance with Section 2.2(vi)(C);

(ii)	if (A) any order or Action preventing the consummation of the Tender Offer or the implementation of the other transactions contemplated by this Agreement shall have been issued or taken by a court of competent jurisdiction upon application by the United States Department of Justice or the United States Federal Trade Commission based on the antitrust Laws of the United States, (B) any decision prohibiting the consummation of the Tender Offer shall have been issued by the European Commission or any other Merger Control Authority or (C) any other order or Action preventing the consummation of the Tender Offer shall have been issued or taken and, in the case of clauses (A), (B) or (C) shall have become final and non-appealable;

(c)	by the Company, if

(i)	the Board of Directors of the Company determines to withdraw or modify the Company Board Statement pursuant to Section 4.9(iii); provided, that (x) there shall be no Acquisition Proposal pending that has not been rejected by the Board of Directors of the Company and (y) the Company shall have given the Offeror five Business Days’ prior notice of its intention to terminate this Agreement pursuant to this Section 5.1(c)(i) and shall have first consulted with the Offeror (except where such consultation would be prohibited by Law);

(ii)	the Board of Directors of the Company receives a Superior Proposal and determines in good faith after taking advice from a reputable Finnish counsel that it is in the best interests of the holders of the Company Shares and Company Options for the Board to terminate this Agreement and accept the Superior Proposal; provided, however, that the Company may only terminate the Agreement pursuant to this Section 5.1(c)(ii) if it shall have complied with its obligations pursuant to Section 4.9 and; provided, further, that the Company shall have given the Offeror five Business Days’ prior notice of its intention to terminate this Agreement pursuant to this Section 5.1(c)(ii);

(iii)	at any time after 180 days following receipt of the notification by the European Commission in accordance with article 10.1 of the Merger Regulation,, if the Board of Directors of the Company shall have determined in good faith after consultation with counsel (A) that the Competition Clearances referred to Section 2.2(iii) are not likely to be obtained prior to the End Date and (B) the Company’s operations or financial condition would be materially harmed if the Agreement remains in effect; provided that, in making the determination that any Competition Clearance referred to in Section 2.2(iii)(D) is not likely to be obtained prior to the End Date, the Company must determine in good faith that the Offeror shall have not put forward a reasonable proposal to address any objections or eliminate any impediments raised by such Merger Control Authority in connection with such Competition Clearance; or

(iv)	the Tender Offer shall not have been commenced by the Offeror within 45 days following the date of Agreement;

(d)	by the Offeror, if the Board of Directors shall have modified or withdrawn the Company Board Statement.

5.2	Effect of Termination

(a)	If this Agreement is terminated pursuant to Section 5.1, this Agreement shall forthwith become void and there shall be no liability for either Party or any of their officers and directors under this Agreement, except as set forth in Section 5.2(b) or 5.2(c) hereof, and all rights and obligations of either Party hereto shall cease, provided, however, that except as otherwise provided herein, nothing herein shall relieve either Party from liability for the willful breach of this Agreement. Upon termination of this Agreement, the Offeror shall terminate the Tender Offer and return the Company Shares and Company Options tendered and not withdrawn prior to such termination; provided, that the Offeror shall not thereafter be precluded from commencing a tender offer for all of the issued and outstanding Company Shares and Company Options; and provided further, that the Trading Prohibition as defined in Section 13 of the Confidentiality Agreement shall not apply to any acquisition of Company Shares or Company Options by the Offeror in furtherance of such tender offer.

(b)	If this Agreement is terminated pursuant to Section 5.1(c)(i), (ii) or (iii) or 5.1(d), the Company shall reimburse the Offeror for all of its Expenses and, in addition, if terminated (i) pursuant to 5.1(c)(ii) or 5.1(d), in the case of 5.1(d) if the Company shall have modified or withdrawn the Company Board Statement in connection with an Acquisition Proposal that is pending and has not been rejected by the Board of Directors of the Company, shall pay to the Offeror in immediately available funds a termination fee in the amount of EUR 20 million or (ii) pursuant to 5.1(c)(iii), pay to Offeror in immediately available funds a termination fee equal to EUR 10 million.

(c)	If this Agreement is terminated by the Company or the Offeror pursuant to Sections 5.1(b)(i), 5.1(b)(ii)(A) or 5.1(b)(ii)(B) and the Parties shall not have obtained the Competition Clearances prior to the date of such termination, the Offeror shall reimburse the Company for all of its Expenses and pay to the Company in immediately available funds a termination fee in the amount of EUR 70 million and the Company shall be entitled to the contingent payments in accordance with the terms described in Schedule 5.2(c). Notwithstanding anything contained in this Agreement to the contrary, this Section 5.2(c) shall be the Company’s sole and exclusive remedy, and represents liquidated damages, for the failure to obtain the Competition Clearances, including any claims of the Company arising out of a purported breach by the Offeror of Sections 4.1 or 4.2 of this Agreement.

5.3	Amendment

This Agreement may not be amended except by an instrument in writing signed by both Parties.

6.	GENERAL PROVISIONS

6.1	Survival of Representations and Warranties

The representations, and warranties, shall terminate at the Closing Date or upon the termination of this Agreement pursuant to Section 5.1, as the case may be.

6.2	Notices

All notices, requests, claims, demands and other communications hereunder shall be in the English language, in writing and shall be given by delivery in Person, by telecopy, or by commercial delivery service to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 6.2):

if to the Company:

Instrumentarium Corporation
Kuortaneenkatu 2, Helsinki
P.O. Box 100
FIN-00031 Instrumentarium
Attention: General Counsel
Telecopy: +358 9 146 4172

with a copy to:

Merilampi Marttila Laitasalo, Law Offices
Eteläesplanadi 22 A, FIN-00130
Helsinki, Finland
Telecopy: +358 9 6864 8484

Attention: Matti Ylä-Mononen

and

Shearman & Sterling
Broadgate West
9 Appold Street
London EC2A 2AP
Telecopy: +44 207 655 5500
Attention: Bonnie Greaves

if to the Offeror:

GE Medical Systems
3000 North Grandview Blvd
Waukesha, WI 53211
Telecopy: +1 262 544 3186
Attention: General Counsel

with a copy to:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431
Telecopy: +1 203 373 3008
Attention: Senior Transactions Counsel

Roschier Holmberg, Attorneys Ltd.
Keskuskatu 7A, FIN-00100
Helsinki, Finland
Telecopy: +358 20 506 6160
Attention: Tomas Lindholm

and

Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166
Telecopy: +1 212 351 4035
Attention: Steven R. Shoemate

or at such other address as the respective Party may hereafter specify in writing to the other Party.

6.3	Assignment; Binding Effect; Benefit

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either Party (whether by operation of law or otherwise) without the prior written consent of the other Party, except that the Offeror may assign this Agreement to any wholly owned Subsidiary of the Offeror, provided that no such assignment shall relieve the Offeror of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the Parties or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

6.4	Expenses

Without prejudice to the provisions contained in Sections 5.2(b) and 5.2(c) all expenses incurred in connection with this Agreement and the transactions contemplated hereunder shall be paid by the Party incurring such expenses, whether or not the Tender Offer and the other transactions contemplated by this Agreement are consummated.

6.5	No Waiver

Failure by either Party at any time or times to require performance of any provisions of this Agreement shall in no manner affect its right to enforce the same, and the waiver by a Party of any breach of any provision of this Agreement shall not be construed to be a waiver by such Party of any succeeding breach of such provision or waiver by such Party of any breach of any other provision hereof. Any waiver shall be valid if in writing and signed by the Party or Parties to be bound thereby.

6.6	Provisions Severable

If any part of this Agreement is held to be invalid or unenforceable such determination shall not invalidate any other provision of this Agreement. The Parties shall, however, attempt, through negotiations in good faith, to replace any part of this Agreement so held to be invalid or unenforceable.

6.7	Headings

The headings and the table of contents of this Agreement are for convenience of reference only and shall not in any way limit or affect the meaning or interpretation of the provisions of this Agreement.

6.8	Governing Law and Arbitration

This Agreement shall be governed by and construed in accordance with the laws of Finland. Any dispute, controversy or claim arising out of or relating to this Agreement or the breach, termination or validity thereof shall be finally settled by arbitration in accordance with the Rules of Arbitration of the International Chamber of Commerce by three arbitrators appointed in accordance with such rules. The arbitration shall be held in Stockholm, Sweden and the arbitration proceedings shall be conducted in the English language.

6.9	Entire Agreement

This Agreement (including the Exhibits, Schedules, Attachment and the Disclosure Letter), the Confidentiality Agreement and the Joint Defense Agreement, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the Parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon a Party unless made in writing and signed by both Parties.

6.10	Payments

All payments required to be made by one Party to the other Party pursuant to this Agreement shall be made promptly by wire transfer in immediately available funds in the currency specified in this Agreement to an account designated by the receiving Party.

6.11	Counterparts of the Agreement

This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, each of which when executed shall be deemed to be an original.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed in Helsinki on the date first written above by their respective officers thereunto duly authorized.

GENERAL ELECTRIC COMPANY	INSTRUMENTARIUM CORPORATION